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                                                                     Exhibit 3.4

                          Amendments to the Bylaws of
                          Quicksilver Resources Inc.

                               November 30, 1999

         BE IT RESOLVED that Section 5 of Article V of the By-Laws of the Corporation is amended to read as follows:

         Section 5. Duties of the Chairman of the Board. The Chairman of the Board, if one is elected, shall preside at all meetings of shareholders and directors, and, unless the President is designated by the Board of Directors as the Chief Executive Officer of the Corporation, shall act as the Chief Executive Officer of the Corporation, in which case he shall have the general supervision of the affairs of the Corporation and shall have general and active control of all of its business. The Chief Executive Officer shall see that all orders and resolutions of the Board of Directors and the stockholders are carried into effect. The Chief Executive Officer shall have general authority to execute bonds, deeds, contracts, and other instruments in the name of the Corporation and affix the corporate seal thereto; to sign stock certificates; to cause the employment or appointment of such employees and agents of the Corporation as the proper conduct of operations may require, and to fix their compensation, subject to the provisions of the By-Laws; to remove or suspend any employee or agent who shall have been employed or appointed under his authority or under authority of an officer subordinate to him; to suspend for cause, pending final action by the authority which shall have elected or appointed him, any officer subordinate to the Chief Executive Officer; and, in general, to exercise all powers and authority usually appertaining to the Chief Executive Officer of a corporation.

         BE IT FURTHER RESOLVED that Section 6 of Article V of the By-Laws of the Corporation is amended to read as follows:

         Section 6. Duties of the President. The President shall, in the absence of the Chairman of the Board or if no Chairman of the Board is elected, have all the powers and perform all the functions and duties hereinabove assigned to the Chairman of the Board. If there is a Chairman of the Board serving, but the President is designated as the Chief Executive Officer, he shall have all the powers and perform all the functions of that office as set forth in Section 5 above; but in all events the President shall be the Chief Operating Officer of the Corporation and responsible for the day-to-day management of its business and shall perform such other functions and duties as may from time to time be designated by the Board of Directors or by the Chairman of the Board if he is the Chief Executive Officer.